PRESS RELEASE

ANOTHER MILESTONE IN DEVELOPMENT OF NEW AFTON PROJECT

EP CONTRACTOR SELECTED

(All dollar amounts in Canadian dollars)

July 5, 2007 – Vancouver, British Columbia.  New Gold Inc. (NGD:TSX/AMEX) is pleased to announce the selection of AMEC Americas Limited (“AMEC”) to carry out the detailed engineering design and procurement work (“EP Contract”) for the Company's 100%-owned New Afton copper-gold project ("New Afton") located near Kamloops, British Columbia, Canada.

In making this announcement, President and CEO Chris Bradbrook stated, "This is yet another important and exciting milestone for New Gold and its shareholders.  We are very pleased to have AMEC working with us towards the development of our New Afton project into one of Canada’s largest underground metals mines and one of its lowest cost gold producers (using copper as a bi-product credit).  Their excellent track record of working with companies to move from the mine feasibility through the construction phase, combined with their significant experience in British Columbia, made AMEC a strong candidate for the completion of the EP Contract. Our recently completed debt and equity financing (June 28, 2007) has provided us with the ability to maintain our schedule of placing the mine into production by 2009.  The prompt awarding of the EP contract is another important factor in our ability to achieve this goal."

AMEC is an international engineering firm with extensive experience in providing complete design services for every aspect of mine and mineral plant development, including underground infrastructure, material handling systems and process plants, plus ancillaries and infrastructure such as roads, office complexes, laboratories and utilities.

The EP Contract will cover the engineering design and procurement work for the permanent underground infrastructure, along with the process plant surface buildings and infrastructure. It is anticipated that total costs to complete the EP Contract will be approximately $12 million, in accordance with previously released (April 2, 2007) capital cost estimates from the Feasibility Study.  Specifically it will include the following components:

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familiarization with the project scope, conceptual designs, and estimated costs

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review of the design basis

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basic engineering design and identification of long lead delivery items

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detailed engineering design

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procurement management

New Gold has already placed orders for the longest lead time items, being the SAG and Ball Mills, and has mobilized the underground contractor.  The Company is in excellent financial condition, with more than $400 million in cash and 37 million shares outstanding.

For more information, contact:

Chris Bradbrook
President and Chief Executive Officer
New Gold Inc.
601 - 595 Howe Street, Vancouver, B.C. V6C 2T5
Tel: 877-977-1067 or 604-687-1629, Fax: 604-687-2845
Email: invest@newgoldinc.com
Website: www.newgoldinc.com

Certain of the statements made and information contained herein is “forward- looking information” within the meaning of the Securities Act (Ontario) and Securities Act (Alberta) or “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to the interpretation of drill results and the estimation of mineral resources and reserves, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations, metal recoveries, accidents, equipment breakdowns, title matters and surface access, labour disputes or other unanticipated difficulties with or interruptions in production, the potential for delays in exploration or development activities or the completion of feasibility studies, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Company’s Annual Information Form and in each management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of copper and gold, that the feasibility study will confirm that a technically viable and economic operation exists, that the Company will receive required permits and access to surface rights, that the Company can access financing, appropriate equipment and sufficient labour and that the political environment within British Columbia and Canada will continue to support the development of environmentally safe mining projects so that the Company will be able to commence the development of the New Afton project within the timetable to be established by the feasibility study. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

Cautionary note to U.S. investors concerning estimates of Measured, Indicated and Inferred Resources, and the use of the terms “measured” “indicated resources,” and “inferred”.  We advise U.S. investors that, while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission (“SEC”) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce and does not recognize them.  “Inferred” resources have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of  an “Inferred” resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of “Inferred” resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves or be economically or legally mineable.

WARNING:  The Company relies upon litigation protection for “forward-looking” statements.